Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW
Daniel H. April David F. Cunningham Patrick J. Dolan John M. Hickey C.W.N. Thompson, Jr. Of Counsel Megan Hadley Koehler* *Not admitted in New Mexico Janet Clow, Retired

May 28, 2019

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on May 22, 2019. The staff’s comments related to the registrant’s previous responses, set forth in the registrant’s letter dated May 20, 2019, to comments received from the SEC staff on April 24, 2019 respecting post-effective amendment number 140 to the registrant’s registration statement under the Investment Company Act of 1940, filed on Form N-1A on March 22, 2019 and relating to the Thornburg Capital Management Fund (the “Fund”).

The revisions to the registration statement that are described below are expected to be made in substantially the same form described, in the next post-effective amendment filed in respect of the Fund.

1.

Principal Investment Risks. Noting that the registrant has determined to add a reference to certificates of deposit, commercial paper, unsecured bank promissory notes, and bankers’ acceptances to the Fund’s principal investment strategies disclosure, the staff requested that the Fund modify the disclosures about the Fund’s principal investment risks to identify any specific risks relating to the credit quality of those investments.

Response. The registrant will address the staff’s request by modifying the disclosure under the heading “Credit Risk” to include disclosure substantially as follows:

Obligations of U.S. and foreign companies may be affected by changes in the credit rating or financial condition of the issuing entity, are generally unsecured, and may have a greater exposure to credit risk than government-issued bonds.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Kimberly Browning

May 28, 2019

2.

Principal Investment Strategies. The Fund asked whether the Fund’s investments in commercial paper were consistent with the following sentence that appears in the Fund’s principal investment strategies disclosure: “Although the Fund expects to invest principally in obligations which mature in one year or less, there is no limitation on the maturity of any specific security the Fund may purchase.” The staff asked in that regard whether the Fund’s investments in commercial paper would principally include investments in “short-term” commercial paper and suggested, if so, that the registrant consider clarifying the principal investment strategies disclosure to reference short-term commercial paper.

Response. The registrant confirms that its investments in commercial paper will principally include short-term commercial paper, and the registrant will address the staff’s request by adding the phrase “short-term” in front of the reference to commercial paper.

3.

Principal Investment Strategies and Principal Investment Risks. Noting that the Fund’s principal investment strategies include investment in obligations of U.S. territories and possessions, and noting the registrant’s previous response to the staff advising that the Fund is not expected at this time to invest as a principal investment strategy in obligations of Puerto Rico, the staff asked whether the Fund would invest as a principal investment strategy in obligations of other U.S. territories and possessions and, if so, requested that the registrant add attendant risk disclosures relating to those U.S. territories and possessions to the disclosures of the Fund’s principal investment risks.

Response. The registrant confirms that the Fund may invest as a principal investment strategy in obligations issued by any U.S. territory and possession. The registrant observes that the principal investment risks associated with an investment in a U.S. territory or possession include the same categories of risk that appear within the existing disclosures (credit risk, interest rate risk, market and economic risk, etc.). In response to the staff’s comment, however, the registrant will modify the disclosure under the heading “Market and Economic Risk” to include disclosure substantially as follows:

If a significant portion of the Fund’s assets is invested in issuers that are economically exposed to one country, state, territory, or region, such as a particular U.S. territory or possession, the Fund’s share value may be more susceptible to the conditions and developments in that country, state, territory, or region, and potentially more volatile than the share value of a more geographically diversified fund. The nature and degree of the risks affecting a given country, state, territory, or region, and the extent of the Fund’s exposure to any such country, state, territory, or region, is expected to vary over time.

4.

Principal Investment Risks. The staff reiterated its previous request that the registrant re-order the principal risks in order of significance to the Fund.

Response. The registrant again respectfully declines to make the requested change. The registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and believes that the current risk disclosure is presented in a manner that clearly identifies the Fund’s key risks to the Fund’s investors and potential investors. The registrant also notes that the significance of a particular risk will necessarily vary over time in response to changes in the composition of the Fund’s portfolio and developments affecting particular issuers or the overall market. As a result, the registrant believes that ordering the risk disclosure in the manner suggested may at any given point in time misrepresent the significance of a particular risk, which may confuse or mislead shareholders, who may not otherwise understand that the significance of the Fund’s risks is likely to change over time.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   Attorneys and Counselors at Law

Kimberly Browning

May 28, 2019

Other Matters

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   Attorneys and Counselors at Law